UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                           Bowlin Travel Centers Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               Nevada                                            85-0473277
   ----------------------------                               ----------------
   (State or other jurisdiction                               (I.R.S. Employer
  of incorporation or organization)                          Identification No.)


  150 Louisiana NE, Albuquerque, NM                                87108
----------------------------------------                         ----------
(Address of principal executive offices)                         (Zip Code)


       Registrant's telephone number, including area code (505) 266-5985


       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                    Name of each exchange on which
       to be so registered                    each class is to be registered
       -------------------                    ------------------------------
              None


       Securities to be registered pursuant to Section 12(g) of the Act:

                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of class)

                              PRELIMINARY STATEMENT

     This registration statement is being filed by Bowlin Travel Centers, Inc., a Nevada corporation. The effectiveness of this registration statement subjects Bowlin Travel Centers to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

     We will electronically file with the Securities Exchange Commission the following periodic reports:

     *    Annual reports on Form 10-K with audited financial statements;
     *    Quarterly reports on Form 10-Q;
     * Periodic reports on Form 8-K of matters of material interest to shareholders; and
     * Annual proxy statements to be sent to our shareholders in the notices of our annual shareholders' meetings.

     The public may read and copy any materials we file with the Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. BUSINESS

COMPANY OVERVIEW

We are a regional leader in the operation of travel centers dedicated to serving the traveling public in rural and smaller metropolitan areas of the Southwestern United States. Our tradition of serving the public dates back to 1912, when the founder, Claude M. Bowlin, started trading goods and services with Native Americans in New Mexico. Our first travel center was opened in 1953 and we currently operate fifteen full-service travel centers along interstate highways in Arizona and New Mexico. We advertise our travel centers through a network of approximately 300 outdoor advertising display faces. Our travel centers offer brand name food, gasoline and a variety of unique Southwestern merchandise to the traveling public.

Prior to August 8, 2000 our travel centers were owned and operated as a business segment of Bowlin Outdoor Advertising and Travel Centers, Inc. ("Bowlin"). Bowlin operated two business segments; travel centers and outdoor advertising. Bowlin Travel Centers, Inc. was formed on August 8, 2000 as a wholly owned subsidiary of Bowlin. Bowlin contributed substantially all of the assets and liabilities directly related to its travel centers business to Bowlin Travel Centers.

RECENT DEVELOPMENTS

On October 3, 2000, Bowlin entered into an Agreement and Plan of Merger with Lamar Advertising Company, pursuant to which, Bowlin plans to merge its outdoor advertising business with Lamar. The merger is subject to approval under the Hart-Scott-Rodino Antitrust Improvements Act, shareholder approval and the satisfaction of various other closing conditions. Bowlin formed Bowlin Travel Centers in anticipation of a distribution of the shares of Bowlin Travel Centers to the shareholders of Bowlin. Bowlin intends to "spin-off" Bowlin Travel Centers in a tax-free distribution immediately prior to the closing of the merger.

Bowlin will not distribute the shares of Bowlin Travel Centers until the SEC has declared this registration statement effective. Bowlin intends to distribute an Information Statement to the shareholders prior to, or contemporaneously with the distribution of the shares of Bowlin Travel Centers.

INDUSTRY OVERVIEW

The travel services industry in which we compete includes convenience stores that may or may not offer gasoline, and fast food and full-service restaurants located along rural interstate highways. We believe that the current trend in the travel services industry is toward strategic pairings of complementary products that are noncompetitive at a single location, such as brand name gasoline and brand name fast food restaurants. This concept, known as "co-branding," has recently seen greater acceptance by both traditional operators and larger petroleum companies. The travel services industry has also been characterized in recent periods by consolidation or closure of smaller operators. The convenience store industry includes both traditional operators that focus primarily on the sale of food and beverages but also offer gasoline, and large petroleum companies that offer food and beverages primarily to attract gasoline customers.

The restaurant segment of the travel services industry is highly competitive, most notably in the areas of consistency of quality, variety, price, location, speed of service, and effectiveness of marketing. The major chains are aggressively increasing market penetration by opening new restaurants, including restaurants at "special sites" such as retail centers, travel centers and gasoline outlets. Smaller quick-service restaurant chains and franchise operations are focusing on brand and image enhancement and co-branding strategies.

BUSINESS STRATEGY

Our business strategy is to capture a greater market share of the interstate traveler market in Arizona and New Mexico by offering name brand recognized food service operations and gasoline, and unique Southwestern souvenirs and gifts, at a single location and at competitive prices delivered with a high standard of service.

Our travel centers are strategically located along well-traveled interstate highways in Arizona and New Mexico where there are generally few gas stations, convenience stores or restaurants. Most of our travel centers offer food and beverages, ranging from drinks and snack foods at some locations to full-service restaurants at others. Our food service operations at seven of the fifteen travel centers operate under the Dairy Queen/Brazier or Dairy Queen trade names. Four of our travel centers operate under the Stuckey's brand name. The Stuckey's specialty stores are family oriented shops that feature the Stuckey's line of pecan confectioneries. Stuckey's is well known among travelers as a place to shop for souvenirs, gifts, and toys and travel games for children.

Our travel centers offer brand name gasoline such as CITGO, EXXON, and Diamond Shamrock. We are an authorized distributor of CITGO and EXXON petroleum products. Two of our locations are EXXON stations and eight are CITGO stations. We intend to continue marketing CITGO and EXXON products to other retailers.

Our billboard advertising for our travel centers emphasizes the wide range of unique Southwestern souvenirs and gifts available at the travel centers, as well as the availability of gasoline and food. Merchandise at each of our stores is offered at prices intended to suit the budgets and tastes of a diverse traveling population. The merchandise ranges from inexpensive Southwestern gifts and souvenirs to unique hand-crafted jewelry, rugs, pottery, and other gifts.

GROWTH STRATEGY

TRAVEL CENTERS.

* We are committed to expanding our travel center operations through internal development.
* We believe that the co-branding concept implemented at our travel centers has resulted in increased revenues, and we intend to pursue opportunities to acquire rights to additional brand name products.
* We intend to continue to offer high quality brand name food and products in a clean, safe environment designed to appeal to travelers on interstate highways.
* We intend to continue to increase sales at existing locations through ongoing renovation and upgrading of facilities, including gasoline sales by focusing on the marketing of CITGO and EXXON gasoline brands through our travel center outlets.

GASOLINE WHOLESALING. We are an authorized CITGO and EXXON distributor. CITGO and EXXON are petroleum producers in the United States. The CITGO distribution agreement allows us to streamline our gasoline supply arrangements and take advantage of volume-driven pricing by consolidating purchases from CITGO. The CITGO distribution agreement had an initial three-year term that expired September 30, 1998, and automatically renewed for a three-year term through 2001. The EXXON distribution agreement has a three-year term that expires July 14, 2001. CITGO's and EXXON's ability to terminate or refuse to renew the agreement with us is subject to the occurrence of certain events set forth in the Petroleum Marketing Practices Act, which include bankruptcy, or breach of the agreement by us, or termination by CITGO or EXXON of its petroleum marketing activities in our distribution area. The terms of the distribution agreements require us to purchase certain minimum quantities of gasoline during the term of the agreement, which includes gasoline purchased for sale at our travel centers. Since the effective date of the CITGO distribution agreement, our purchases of CITGO products have exceeded the required minimum quantities. Since the effective date of the EXXON agreement, we have met the minimum quantities.

BUSINESS OPERATIONS

We sell food, gasoline and merchandise through our fifteen travel centers located along interstate highways I-10, I-40, and US 70, in Arizona and New Mexico. These are key highways for travel to numerous tourist and recreational destinations as well as arteries for regional traffic among major Southwestern cities. All of our travel centers are open every day of the year except Christmas.

Each of our travel centers maintains a distinct, theme-oriented atmosphere. In addition to Southwestern merchandise, we also import some 650 items from Mexico, including handmade blankets, earthen pottery and wood items. Additional goods, novelties and imprinted merchandise are imported from several Pacific Rim countries. We have long-standing relationships with many of our vendors and suppliers.

We sell food under the Dairy Queen and Dairy Queen/Brazier brand names and sell snacks and souvenir merchandise under the Stuckey's brand name. The terms of our agreements with Stuckey's and Dairy Queen obligate us to pay these franchisers a franchise royalty and in some instances a promotion fee, each equal to a percentage of gross sales revenues from products sold, as well as to comply with certain provisions governing the operation of the franchised stores.

We continuously monitor and upgrade our travel center facilities to maintain a high level of comfort, quality and appearance. Improvements include new awnings and facings, new signage and enhanced lighting, furnishings and parking lot improvements.

COMPETITION

We face competition at our travel centers from quick-service and full-service restaurants, convenience stores, gift shops and, to some extent, from truck stops located along interstate highways in Arizona and New Mexico. Some of the travel centers that we compete with are operated by large petroleum companies, while many others are small independently owned operations that do not offer brand name food service or gasoline. Giant Industries, Inc., a refiner and marketer of petroleum products, operates two travel centers, one in Arizona and one in New Mexico, which are high volume diesel fueling and large truck repair facilities that also include small shopping malls, full-service restaurants, convenience stores, fast food restaurants and gift shops. Our principal competition from truck stops includes Love's Country Stores, Inc., Petro Corporation and Flying J. Many convenience stores are operated by large, national chains that are substantially larger, better capitalized and have greater name recognition and access to greater financial and other resources than we do. Although we face substantial competition, we believe that few of our competitors offer the same breadth of products and services dedicated to the traveling public.

EMPLOYEES

As of September 1, 2000, Bowlin Travel Centers had approximately 222 full-time and part-time employees; 48 were located in Arizona, and 174 were located in New Mexico. None of Bowlin Travel Center's employees are covered by a collective bargaining agreement and we believe that relations with our employees are good.

REGULATION

Each of our food service operations is subject to licensing and regulation by a number of governmental authorities relating to health, safety, cleanliness and food handling. Our food service operations are also subject to Federal and state laws governing such matters as working conditions, overtime, tip credits and minimum wages. We believe that operations at our fifteen travel centers comply in all material respects with applicable licensing and regulatory requirements; however, future changes in existing regulations or the adoption of additional regulations could result in material increases in our operating costs.

Historically, we have incurred ongoing costs to comply with Federal, state and local environmental laws and regulations, primarily relating to underground storage tanks. These costs include assessment, compliance, and remediation costs, as well as certain ongoing capital expenditures relating to our gasoline dispensing operations.

Our travel center operations are also subject to extensive laws and regulations governing the sale of tobacco, and in our New Mexico travel centers, the sale of fireworks. Such regulations include certain mandatory licensing procedures and ongoing compliance measures, as well as special sales tax measures. These regulations are subject to change and future modifications may result in decreased revenues or profit margins at our travel centers as a result of such changes.

TRADEMARKS

We operate our travel centers under a number of our own trademarks such as The Thing, Trails West and Bowlin's Running Indian, as well as certain trademarks owned by third parties and licensed to us, such as the Dairy Queen, Dairy Queen/Brazier, Stuckey's, CITGO and EXXON trademarks. We believe that our trademark rights will not materially limit competition with our travel centers. We also believe that none of the trademarks we own are material to our overall business; however, the loss of one or more of our licensed trademarks could have an adverse effect.

ITEM 2. FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

     The selected data presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the three-year period ended January 31, 2000, are derived from the audited financial statements of Bowlin Travel Centers. The financial statements as of January 31, 2000, and 1999, and for each of the years in the three-year period ended January 31, 2000, and the report thereon, are included elsewhere in this Form 10.

     The selected data presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of the fiscal year ended January 31, 1996 and 1995, are derived from the unaudited financial statements of Bowlin Travel Centers. In the opinion of management, the following unaudited data reflect all adjustments, consisting of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented in accordance with generally accepted accounting principles.

     Because Bowlin Travel Centers did not operate independently of Bowlin, and was a segment of the business operations of Bowlin during the periods reflected in the following selected financial data, it might have recorded different results had it been operated independently of Bowlin. Therefore, the financial information presented below is not necessarily indicative of the results of operations or financial position that would have resulted if Bowlin Travel Centers had been a separate, stand-alone business during the periods shown, or of its future performance as a separate, stand-alone business.

                           BOWLIN TRAVEL CENTERS, INC.

                                                                YEARS ENDED JANUARY 31,*
                                        --------------------------------------------------------------------
                                            2000            1999          1998          1997         1996
                                        ------------    ------------  ------------  ------------  ----------
Selected Statement of Income Data:
Net sales                               $ 26,855,781      23,519,909    22,303,645    21,388,899  20,174,971
                                        ============    ============  ============  ============  ==========

Net income                              $    487,366         253,672       596,123       672,729     183,222
                                        ============    ============  ============  ============  ==========
Pro forma basic and diluted earnings
per share**                             $       0.11            0.06          0.14          0.15        0.04
                                        ============    ============  ============  ============  ==========
Selected Balance Sheet Data
(at end of period)

Total Assets                            $ 16,990,676      16,163,671    12,045,789    11,501,644   8,958,046
                                        ============    ============  ============  ============  ==========
Long Term debt, including current
installments                            $  6,723,555       6,769,025     3,068,374     3,186,357   3,626,115
                                        ============    ============  ============  ============  ==========

----------
* The company did not operate independently during any of the fiscal years shown.
** The pro forma earnings per share amounts are based on the 4,390,098 shares of Bowlin Outdoor Advertising & Travel Centers Incorporated outstanding at September 1, 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following is a discussion of the financial condition and results of operations of Bowlin Travel Centers as of and for the three fiscal years ended January 31, 2000, 1999 and 1998 and for the six-month periods ended July 31, 2000 and 1999. This discussion should be read in conjunction with the financial statements of the company and the related notes included elsewhere in this Form
10. References to specific years refer to Bowlin Travel Center's fiscal year ending January 31 of such year.

     The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to, those discussed.

SIX-MONTH PERIOD ENDED JULY 31, 2000 COMPARED TO SIX-MONTH PERIOD ENDED JULY 31, 1999

     Gross sales increased by 4.8% to $14.753 million for the six months ended July 31, 2000, from $14.072 million for the six months ended July 31, 1999. Merchandise sales increased 1.1% to $5.257 million for the six months ended July 31, 2000, from $5.200 million for the six months ended July 31, 1999. Gasoline sales increased 8.6% to $7.114 million for the six months ended July 31, 2000, from $6.551 million for the same period in 1999. Wholesale gasoline sales increased 16.2% to $945,000 for the six months ended July 31, 2000, from $813,000 for the six months ended July 31, 1999. Restaurant sales decreased 4.7% to $1.437 million for the six months ended July 31, 2000, from $1.508 million for the six months ended July 31, 1999.

     Cost of goods sold increased 7.3% to $10.171 million for the six months ended July 31, 2000, from $9.475 million for the six months ended July 31, 1999. Merchandise cost of goods increased 0.5% to $2.350 million for the six months ended July 31, 2000, from $2.338 million for the six months ended July 31, 1999. Gasoline cost of goods increased 10.4% to $6.520 millions for the six months ended July 31, 2000, from $5.905 million for the six months ended July 31, 1999. Wholesale gasoline cost of goods increased 17.1% to $917,000 for the six months ended July 31, 2000, from $783,000 for the six months ended July 31, 1999. Restaurant cost of goods decreased 14.5% to $384,000 for the six months ended July 31, 2000, from $449,000 for the six months ended July 31, 1999. Cost of goods sold as a percentage of gross revenues for the six months ended July 31, 2000 was 68.9% compared to 67.3% for the six months ended July 31, 1999.

     Gross profit slightly decreased 0.8% to $4.380 million for the six months ended July 31, 2000, from $4.416 million for the six months ended July 31, 1999. Lower margins on convenience store product sales and gasoline sales for the six months ended July 31, 2000 continued to negatively impact gross profit.

     General and administrative expenses consist of salaries, bonuses and commissions for travel center personnel, property costs and repairs and maintenance. General and administrative expenses also include executive and administrative compensation and benefits, accounting, legal and investor relations fees. General and administrative expenses decreased 3.3% to $3.402 million for the six months ended July 31, 2000, from $3.519 million for the six months ended July 31, 1999.

     Depreciation and amortization expense increased 6.2% to $377,000 for the six months ended July 31, 2000, from $355,000 for the six months ended July 31, 1999.

     Management fee income consists of reimbursements for certain corporate general and administrative functions performed on the behalf of Bowlin including treasury, accounting, tax, human resources, and other support services. Management fee income decreased to $103,000 during the six months ended July 31, 2000 from $104,000 during the six months ended July 31, 1999. Bowlin Travel Centers and Bowlin have entered into a management services agreement, however, Bowlin may discontinue such cost sharing in future periods.

     The above factors contributed to an overall increase in operating income of 9.3% to $705,000 for the six months ended July 31, 2000, from $645,000 for the six months ended July 31, 1999.

     EBITDA (earnings before interest, taxes, depreciation and amortization) is defined as operating income before depreciation and amortization. It represents a measure which management believes is customarily used to evaluate financial performance. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income or net income as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of its liquidity.

     EBITDA for travel centers increased 8.1% to $1.081 million for the six months ended July 31, 2000, from $1.000 million for the six months ended July 31, 1999. The EBITDA margin for travel centers increased to 7.3% for the six months ended July 31, 2000, compared to 7.1% for the six months ended July 31, 1999.

     Interest expense increased 8.5% to $318,000 for the six months ended July 31, 2000, from $293,000 for the six months ended July 31, 1999.

     Other income, net, includes gains and/or losses from the sales of assets and interest income. Other income, net, decreased to $189,000 for the six months ended July 31, 2000, from $282,000 for the six months ended July 31, 1999. The decrease is primarily due to a one-time gain of $227,000 from insurance proceeds in fiscal year 2000 not present in fiscal year 2001 partially offset by gains on sales of assets in fiscal 2001.

     Income before income taxes decreased 9.2% to $575,000 for the six months ended July 31, 2000, from $633,000 for the six months ended July 31, 1999. As a percentage of gross revenues, income before income taxes decreased to 3.9% for the six months ended July 31, 2000, from 4.5% for the six months ended July 31, 1999.

     Income taxes were $221,000 for the six months ended July 31, 2000, compared to $244,000 for the six months ended July 31, 1999, as the result of lower pretax income.

     The foregoing factors contributed to a decrease in net income for the six months ended July 31, 2000 to $354,000 compared to $390,000 for the six months ended July 31, 1999.

FISCAL YEAR ENDED JANUARY 31, 2000 (FISCAL 2000) COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1999 (FISCAL 1999)

     Gross sales at our travel centers increased 14.4% to $27.242 million for fiscal 2000 from $23.803 million for fiscal 1999. This increase is primarily attributable to the new travel center completed in February 1999 located approximately 20 miles west of Albuquerque on Interstate 40. The new travel center contributed gross sales of $1.790 million for fiscal year 2000. Merchandise sales increased 21.6% to $9.783 million for fiscal year 2000 from $8.043 million for fiscal year 1999, with the new travel center contributing $631,000 of merchandise sales. Gasoline sales increased 11.2% to $13.035 million for fiscal year 2000 from $11.720 million for fiscal year 1999 with the new travel center contributing $1.159 million of gasoline sales. Restaurant sales decreased 2.1% to $2.752 million for fiscal 2000 from $2.811 million for fiscal 1999. Wholesale gasoline sales increased 36.0% to $1.672 million for fiscal year 2000 as compared to $1.229 million for fiscal year 1999. The increase is attributable to an additional wholesale location.

     Cost of goods sold for the travel centers increased 18.0% to $18.660 million for fiscal 2000 from $15.818 million for fiscal 1999. This increase is primarily a result of the new travel center, which contributed $1.395 million to cost of goods, of which $353,000 was merchandise and $1.042 million was gasoline. The new travel center accounted for approximately one-half of the cost of goods increase for fiscal year 2000. Cost of goods sold as a percentage of gross revenues for fiscal year 2000 was 68.5% compared to 66.5% for fiscal year 1999.

     Gross profit for the travel centers increased 6.4% to $8.196 million for fiscal year 2000 from $7.702 million for the fiscal year 1999. Lower margins on convenience store items as well as lower gasoline margins and a decrease in gasoline sales volume measured in gallons as a result of extraordinary high gasoline prices, negatively impacted gross profit.

     General and administrative expenses for travel centers consist of salaries, bonuses and commissions for travel center personnel, property costs and repairs and maintenance. General and administrative expenses also include executive and administrative compensation and benefits, investor relations and accounting and legal fees 1999. General and administrative expenses for the travel centers increased 8.9% to $7.129 million for fiscal year 2000, from $6.546 for fiscal year 1999. The increase is primarily due to general and administrative expenses attributable to the new travel center and, to a lesser extent, increases in travel center rents and sign repairs.

     For fiscal year 2000, the Company's President and its Chief Operating Officer increased their annual base salaries to $195,000 and $145,000 respectively, as provided for in their respective employment agreements effective February 1, 1997. Each of the agreements has a perpetual five-year term, such that on any given date, each agreement has a five-year remaining term.

     Depreciation and amortization expenses increased by .3% to $719,000 for fiscal year 2000 from $717,000 for fiscal year 1999.

     Management fee income consists of reimbursements for certain corporate general and administrative functions performed on the behalf of Bowlin including treasury, accounting, tax, human resources, and other support services. Management fee income increased 10.7% to $207,000 during fiscal 2000 from $187,000 during fiscal 1999. Bowlin Travel Centers and Bowlin have entered into a management services agreement, however, Bowlin may discontinue such cost sharing in future periods.

     The above factors contributed to a decrease in travel centers operating income of 7.6% to $586,000 for fiscal year 2000, as compared to $634,000 for fiscal year 1999.

     EBITDA for travel centers decreased to $1.305 million for fiscal year 2000, as compared to $1.350 million for fiscal year 1999. The EBITDA margin for travel centers decreased to 4.8% for fiscal 2000, as compared to 5.7% for fiscal 1999.

     Interest expense increased 92.3% to $598,000 for fiscal 2000, from $311,000 for fiscal 1999. The increase is primarily attributable to the increase in debt associated with the company's new travel center as well as updates to existing travel centers.

     Non-operating income, net, includes gains and/or losses from the sale of assets, interest income, and a casualty gain from insurance coverage. Non-operating income, net, increased to $808,000 in fiscal 2000 as compared to $93,000 in fiscal 1999, primarily due to a one-time gain from insurance proceeds of $712,000. Excluding the one-time gain from insurance proceeds, non-operating income, net, increased to $96,000 in fiscal 2000, compared to $93,000 in fiscal 1999.

     Income before income taxes increased 91.3% to $796,000 for fiscal 2000, from $416,000 for fiscal 1999. As a percentage of gross revenues, income before income taxes increased to 2.9% for fiscal year 2000, from 1.7% for fiscal 1999 primarily as a result of the gain from insurance proceeds, partially offset by increased depreciation, amortization and interest expense.

     Income taxes were $309,000 for fiscal 2000 compared to $162,000 for fiscal year 1999, as a result of higher pre-tax income. The effective tax rate for fiscal year 2000 was 38.8% as compared to 38.9% for fiscal year 1999.

     The foregoing factors contributed to the company's increase in net income for fiscal 2000 to $487,000, compared to $254,000 for fiscal 1999.

FISCAL YEAR ENDED JANUARY 31, 1999 (FISCAL 1999) COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1998 (FISCAL 1998)

     Gross sales at our travel centers increased 5.4% to $23.803 million for fiscal 1999, from $22.584 million for fiscal 1998. Merchandise sales increased 14.2% to $8.043 million for fiscal 1999, from $7.045 million for fiscal 1998. Gasoline sales increased 0.7% to $11.720 million for fiscal year 1999, from $11.641 million for fiscal year 1998. Restaurant sales decreased 5.7% to $2.811 million for fiscal 1999, from $2.981 million for fiscal 1998. Wholesale gasoline sales increased 34.0% to $1.229 million for fiscal 1999, as compared to $917,000 for fiscal 1998. Delays in opening the new travel center until February 1999 negatively impacted revenues.

     Cost of goods sold for the travel centers increased 5.2% to $15.818 million for fiscal 1999, from $15.042 million for fiscal 1998. As a percentage of gross sales, cost of goods sold decreased slightly to 66.5% from 66.6% for the respective fiscal periods.

     Gross profit for the travel centers increased 6.1% to $7.702 million for fiscal 1999, from $7.261 million for fiscal 1998. During the fourth quarter of fiscal year 1999, travel center revenues were negatively impacted by the lowest gasoline prices in a decade and a corresponding reduction in gross profit.

     General and administrative expenses for travel centers consist of salaries, bonuses and commissions for travel center personnel, property costs and repairs and maintenance. General and administrative expenses also include executive and administrative compensation and benefits, investor relations and accounting and legal fees 1999. General and administrative expenses for the travel centers increased 10.5% to $6.546 million for fiscal 1999, from $5.925 million for fiscal 1998. Increases in general and administration are due in part to increases in middle management personnel.

     For fiscal year 1999, the President and Chief Operating Officer of Bowlin elected to accept annual base salaries of $145,000 and $90,000, respectively, which are less than the $195,000 and $145,000 salaries provided for in their respective employment agreements effective February 1, 1997. Each of the agreements has a perpetual five-year term, such that on any given date, each agreement has a five-year remaining term.

     Depreciation and amortization expenses increased by 53.5% to $717,000 for fiscal 1999, from $467,000 for fiscal 1998. The increase is primarily attributable to capital expenditures for gasoline tanks and equipment for federal mandates as well as image upgrades for branded fuel.

     Management fee income consists of reimbursements for certain corporate general and administrative functions performed on the behalf of Bowlin including treasury, accounting, tax, human resources, and other support services. Management fee income increased 1.6% to $187,000 during fiscal 1999 from $184,000 during fiscal 1998. Bowlin Travel Centers and Bowlin have entered into a management services agreement, however, Bowlin may discontinue such cost sharing in future periods.

     The above factors contributed to a decrease in travel centers operating income of 41.7% to $634,000 for fiscal 1999, compared to $1.088 million for fiscal year 1998.

     EBITDA for travel centers decreased by 13.2% to $1.350 million for fiscal 1999, compared to $1.555 million for fiscal 1998. The EBITDA margin for travel centers decreased to 5.7% for fiscal 1999, compared to 6.9% for fiscal 1998.

     Interest expense increased 15.6% to $311,000 for fiscal year 1999 from $269,000 for fiscal 1998. The increase is a result of borrowings to fund the continued conversion of travel centers to CITGO and EXXON branding.

     Non-operating income, net decreased to $93,000 in fiscal 1999 from $150,000 or 38.0%. This decrease was due to fewer gains on the sale of assets.

     Income before income taxes decreased 57.1% to $416,000 for fiscal year 1999, from $969,000 for fiscal 1998. As a percentage of gross revenues, income before income taxes decreased to 1.7% for the fiscal year ended 1999 from 4.3% for the same fiscal period 1998 primarily as a result of increased depreciation and interest expense partially offset by a decrease in non-operating income, net.

     Income taxes were $162,000 for fiscal 1999, compared to $373,000 for fiscal 1998, as a result of lower pre-tax income. The effective tax rate for fiscal 1999 was 38.9% as compared to 38.5% for fiscal 1998.

     The foregoing factors contributed to the company's decrease in net income for fiscal 1999 to $254,000, compared to $596,000 for fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

JULY 31, 2000

     At July 31, 2000, the company had working capital of $4.050 million compared to working capital of $3.687 million at January 31, 2000. At July 31, 2000, the company had a current ratio of 2.9:1 compared to a current ratio of 2.8:1 at January 31, 2000. The increase in working capital and the current ratio are primarily attributable to increases in cash of $664,000, offset by decreases in accounts receivable of $300,000. The net cash provided by operating activities was $931,000 for the six-month period ended July 31, 2000, compared to $1.612 million for the six-month period ended July 31, 1999. Net cash provided by investing activities was $4,700 for the six-month period ended July 31, 2000, compared to net cash used of $1.106 million for the six-month period ended July 31, 1999. The increase is due primarily to purchases of property and equipment of $205,000 for the six-month period ended July 31, 2000, compared to $1.724 million during the six-month period ended July 31, 1999. Increases in property and equipment were offset by proceeds from the sale of assets of $202,000 in the six-month period ended July 31, 2000, compared to proceeds of $16,000 in the six-month period ended July 31, 1999, as well as $599,000 in insurance proceeds received during the six-month period ended July 31, 1999.

     Net cash used by financing activities was $273,000 for the six-month period ended July 31, 2000 compared to net cash provided of $18,000 in the six-month period ended July 31, 1999. The decrease is due primarily to a decrease in net borrowings of $250,000, and an increase in payments on long-term debt of $41,000, in the six-month period ended July 31, 2000 compared to the six-month period ended July 31, 1999.

     As of July 31, 2000, the company was indebted to various banks and individuals in an aggregate principal amount of approximately $6.451 million under various loans and promissory notes. Land, buildings, equipment and inventories of the company secure many of the loans and promissory notes. The loans and promissory notes mature at dates from the current fiscal year to October 2013 and accrue interest at rates ranging from 7.75 % to 10% per annum.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As of July 31, 2000, approximately $5.750 million of the company's total indebtedness accrued interest at variable rates tied to LIBOR or the respective bank's prime lending rate. As such, the company is subject to fluctuations in interest rates that could have a negative impact on the net income of the company. In addition, it is likely that future indebtedness incurred by the company will be at variable rates that could impact the company's ability to finance internal development and growth of the business.

JANUARY 31, 2000

     At January 31, 2000, the company had working capital of $3.687 million compared to working capital of $4.646 million at January 31, 1999. At January 31, 2000, the company had a current ratio of 2.8:1 compared to a current ratio of 3.3:1 at January 31, 1999. The decrease in working capital and the current ratio are primarily attributable to decreases in cash of $403,000, accounts receivable of $93,000 and inventory of $155,000, a decrease in income taxes receivable of $224,000, and a decrease in current installments of long-term debt of $11,000. The net cash provided by operating activities was $1.422 million for fiscal 2000, compared to net cash used of $230,000 for fiscal 1999. During fiscal 2000, there were increases in deferred income taxes of $362,900. Deferred income taxes increased primarily as a result of book-tax timing differences on depreciation of assets placed in service in fiscal 1999 and 2000. Net cash used in investing activities decreased to $1.779 million in fiscal 2000 from $2.029 million in fiscal 1999. The decrease is due primarily to purchases of property and equipment of $2.909 million in fiscal 2000, compared to $2.061 million in fiscal 1999. Increases in property and equipment were partially offset by proceeds from the sale of certain assets of $139,000 in fiscal 2000 compared to proceeds of $13,000 in fiscal 1999 as well as insurance proceeds of $1.087 million in fiscal 2000.

     Net cash used by financing activities was $45,000 in fiscal 2000 compared to net cash provided of $3.406 million in fiscal 1999. The change is primarily due to a decrease in proceeds from borrowings of $3.536 million in fiscal 2000, as well as payments for debt issuance costs totaling $295,000 in fiscal 1999 not present in fiscal 2000. New debt in fiscal 2000 is a result of continued renovations and upgrades at the company's travel centers.

     As of January 31, 2000, the company was indebted to various banks and individuals in an aggregate principal amount of approximately $6.724 million under various loans and promissory notes. Land, buildings, equipment and inventories of the company secure many of the loans and promissory notes. The loans and promissory notes mature at dates from the current fiscal year to October 2013, and accrue interest at rates ranging from 7.75% to 10% per annum.

     The company made capital expenditures of approximately $2.909 million and $2.061 million during the fiscal years ended 2000 and 1999, respectively. For fiscal 2000, these expenditures were made for upgrades to existing travel centers. For fiscal 1999, these expenditures were primarily for upgrades to the company's travel centers, including the new warehouse facility. During the next twelve months, the company anticipates incurring capital expenditures of approximately $300,000 related to travel center operations for upgrades and improvements to existing facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of January 31, 2000, approximately $5.934 million of the company's total indebtedness accrued interest at variable rates tied to LIBOR or the respective bank's prime lending rate. As such, the company is subject to fluctuations in interest rates that could have a negative impact on the net income of the company. In addition, it is likely that future indebtedness incurred by the company will be at variable rates which could impact the company's ability to finance internal development and growth of the business.

                                  RISK FACTORS

     We do not provide forecasts of potential future financial performance. While our management is optimistic about long-term prospects, the following issues and uncertainties, among others, should be considered in evaluating our growth outlook.

     This registration statement contains forward-looking statements that involve risks and uncertainties. You should not rely on these forward-looking statements. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify such forward-looking statements. This information statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the travel center industry, among other things. You should not place undue reliance on those forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks faced by us described below and elsewhere in this registration statement.

     THERE IS NO TRADING MARKET FOR OUR SHARES OF COMMON STOCK AND THERE MIGHT NEVER BE ONE, AND IF A TRADING MARKET DOES DEVELOP OUR SHARES OF COMMON STOCK WILL LIKELY BE SUBJECT TO SIGNIFICANT PRICE VOLATILITY AND AN ILLIQUID MARKET.

We are not applying to any exchange to list our shares of common stock. We anticipate that one or more potential Market Makers might apply to quote prices for, and trade in, our shares of common stock on the OTC Bulletin Board. However, there can be no assurance that any Market Maker will ever apply to the OTC Bulletin Board to trade in our shares of common stock, or that even if accepted by the OTC Bulletin Board, that a market will ever result. Even if our shares begin trading on the OTC Bulletin Board, or through any other market or system, the market price of the common stock could also be subject to significant fluctuations in response to such factors as variations in our anticipated or actual results of operations or of other companies engaged in similar businesses, changes in conditions affecting the economy generally, analyst reports, general trends in the industry or changes in the stock markets generally. It is likely that any market in our common shares that develops will be very illiquid making it difficult to buy or sell our shares.

     OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

     * we have made adjustments and allocations, primarily with respect to corporate-level expenses and administrative functions, because Bowlin did not account for us as, and we were not operating as, a separate stand-alone business for all periods presented; and
     * the information does not reflect changes that may occur in the future as a result of our separation from Bowlin.

For additional information, see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     WE MIGHT INCUR GREATER COSTS AND EXPENSES IN PROPORTION TO OUR REVENUES OPERATING AS A STAND-ALONE ENTITY THAT COULD ADVERSELY AFFECT OUR PROFITABILITY.

We have not operated as a stand-alone entity separate from Bowlin. We may have benefited from operating as a division of Bowlin by sharing some expenses, personnel and other costs. Our general and administrative costs, as a percentage of revenue, could increase as a result of our operating independently of Bowlin. If the costs and expenses of operating independently are substantially greater than the costs and expenses of operating as a division of Bowlin, it could have a negative affect on our profitability and an adverse affect on our business operations and financial condition.

     WE MIGHT NOT BE ABLE TO SECURE ADDITIONAL FINANCING.

We have been able to secure financing for the purchase of additional assets from commercial lenders in amounts up to 100% of the fair market value of the acquired assets. However, this financing was obtained by Bowlin as a single consolidated entity. We might not be able to obtain additional financing as a stand-alone company without the outdoor advertising segment of Bowlin. If obtainable, there can be no assurance that any additional financing will be available in the future on terms acceptable to us. We anticipate that any financing that we do secure could impose certain financial and other restrictive covenants upon our operations and us.

     THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO SUCCESSFULLY EXPAND OUR BUSINESS.

We intend to continue to explore the possibilities of acquiring or building additional travel centers. Although our existing operations are based primarily in the Southwest, our current expansion plans include consideration of acquisition opportunities in both the Southwest and other geographic regions of the United States. However, there can be no assurance that suitable acquisitions can be identified, and we will likely face competition from other companies for available acquisition opportunities. Any such acquisition would be subject to negotiation of definitive agreements, appropriate financing arrangements and performance of due diligence. There can be no assurance that we will be able to complete such acquisitions, obtain acceptable financing, or any required consent of our bank lenders, or that such acquisitions, if completed, can be integrated successfully into our existing operations. The success of our expansion program will depend on a number of factors, including the availability of sufficient capital, the identification of appropriate expansion opportunities, our ability to attract and retain qualified employees and management, and the continuing profitability of existing operations. There can be no assurance that we will achieve our planned expansion or that any expansion will be profitable.

     OUR USE OF PETROLEUM PRODUCTS SUBJECTS US TO VARIOUS LAWS AND REGULATIONS, AND EXPOSES US TO SUBSTANTIAL RISKS.

We are subject to federal, state and local laws and regulations governing the use, storage, handling, and disposal of petroleum products. While we believe that we are compliant with environmental laws and regulations, the risk of accidental contamination to the environment or injury cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our available resources. We could be required to incur significant costs to comply with environmental laws and regulations that may be enacted in the future.

     BECAUSE ALL OF OUR TRAVEL CENTERS ARE LOCATED IN ARIZONA AND NEW MEXICO, A DOWNTURN IN THE ECONOMIC CONDITIONS IN THE SOUTHWESTERN UNITED STATES COULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS AND FINANCIAL CONDITIONS.

Our travel centers are located only in Arizona and New Mexico. We rely on the business generated from travelers and patrons within these two states, and those traveling through these states. Our risks from economic downturns are not diversified or spread out across several regions. Because of the geographic concentration of our travel centers, our business may be adversely affected in the event of a downturn in general economic conditions in the Southwestern United States generally, or in Arizona or New Mexico.

     WE DEPEND ON THIRD PARTY RELATIONSHIPS.

We are dependent on a number of third party relationships under which we offer brand name and other products at our travel centers. These brand name relationships include distributorship relationships with CITGO and EXXON and existing franchise agreements with Dairy Queen/Brazier and Stuckey's. Our existing operations and plans for future growth anticipate the continued existence of such relationships. There can be no assurance that the agreements that govern these relationships will not be terminated. Several of these agreements contain provisions that prohibit us from offering additional products or services that are competitive to those of its suppliers. Although we do not currently anticipate having to forego a significant business opportunity in order to comply with such agreements, there can be no assurance that adherence to existing agreements will not prevent us from pursuing opportunities that management would otherwise deem advisable. We also rely upon several at-will relationships with various third parties for much of our souvenir and gift merchandise. Although we believe we have good relationships with our suppliers, there can be no assurance that we will be able to maintain relationships with suppliers of suitable merchandise at appropriate prices and in sufficient quantities.

     IF WE ARE NOT ABLE TO SUCCESSFULLY COMPETE IN OUR INDUSTRY IT COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS OPERATIONS OR FINANCIAL CONDITION.

Our travel centers face competition from

     *    major and independent oil companies;
     *    independent service station operators;
     * national and independent operators of restaurants, diners and other eating establishments; and
     * national and independent operators of convenience stores and other retail outlets.

Some of our competitors, including major oil companies and convenience store operators, are substantially larger, better capitalized, and have greater name recognition and access to greater resources than we do. There can be no assurance that our travel centers will be able to compete successfully in their respective markets in the future.

     OUR BUSINESS IS SEASONAL AND OUR REVENUES FLUCTUATE QUARTERLY.

Our travel center operations are subject to seasonal fluctuations, and revenues may be affected by many factors, including weather, holidays and the price of alternative travel modes. Our revenues and earnings may experience substantial fluctuations from quarter to quarter. These fluctuations could result in periods of decreased cash flow that might cause us to use our lending sources, or to secure additional financing, in order to cover our expenses during those periods. This could increase the interest expense of our operations and decrease net income and have a material adverse effect on our business and results of operations.

     WE ARE SUBJECT TO NUMEROUS GOVERNMENTAL REGULATIONS, INCLUDING THOSE RELATED TO FOOD HANDLING, FIREWORKS SALES, TOBACCO SALES, AND UNDERGROUND STORAGE TANKS.

Each of our food service operations is subject to licensing and regulation by a number of governmental authorities, including regulations relating to health, safety, cleanliness and food handling, as well as federal and state laws governing such matters as working conditions, overtime, tip credits and minimum wages. Our travel center operations are also subject to extensive laws and regulations governing the sale of tobacco and fireworks in our New Mexico travel centers. In addition, we have incurred ongoing costs to comply with federal, state and local environmental laws and regulations, primarily relating to underground storage tanks. These costs include assessment, compliance, and remediation costs, as well as certain ongoing capital expenditures relating to our gasoline dispensing operations.

Such regulations include certain mandatory licensing procedures and the ongoing compliance measures, as well as special sales tax measures. We believe that operations at our fifteen travel centers comply with all applicable licensing and regulatory requirements. However, any failure to comply with applicable regulations, or the adoption of additional regulations or changes in existing regulations could impose additional compliance costs, require a cessation of certain activities or otherwise have a material adverse effect on our business and results of operations.

     OUR CURRENT CAPITALIZATION COULD DELAY, DEFER OR PREVENT A CHANGE OF
CONTROL.

Our Board of Directors has the authority to issue up to ten million (10,000,000) shares of common stock, $.001 par value, and up to one million (1,000,000) shares of preferred stock, $.001 par value, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company, thereby delaying, deferring or preventing a change of control of the company. In addition, certain provisions in our Articles of Incorporation and Bylaws relating to supermajority stockholder approval of certain business combinations, restrictions on calling special meetings of stockholders, and restrictions on amendments to the Bylaws may discourage or make more difficult any attempt by a person or group of persons to obtain control of the company.

ITEM 3. PROPERTIES.

As of January 31, 2000, we operated fifteen travel centers. We own the real estate and improvements where eight of our travel centers are located. The properties at which three of the travel centers are operated are subject to mortgages. Seven of our existing travel centers are located on real estate that we lease from various third parties. These leases have terms ranging from five to forty years, assuming we exercise all renewal options available under certain leases.

Bowlin Travel Center's principal executive offices occupy approximately 20,000 square feet of space that we own in Albuquerque, New Mexico. The principal office space is subject to a mortgage, which matures on November 1, 2005, and the principal balance accrues interest at the bank's prime rate (8.5% at January 31, 2000). We own a central warehouse and distribution facility occupying 27,000 square feet in Las Cruces, New Mexico. The Las Cruces property is subject to a mortgage that matures on December 1, 2014 and accrues interest on the unpaid principal balance at a rate of 8.65% per annum. We believe that our headquarters and warehouse facilities are adequate for our operations for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Bowlin is the sole shareholder of Bowlin Travel Centers. They hold 1,000 shares of our common stock, which constitutes 100% of the issued and outstanding common stock of Bowlin Travel Centers.

However, the following table sets forth the number of shares of our common stock that we expect will be beneficially owned after the spin-off by (i) all persons known by the company to be the beneficial owners of more than five percent of the outstanding shares of common stock; (ii) each Director of the company; (iii) the executive officers of the company; and (iv) all Directors and executive officers of the company as a group.

All of the holdings listed below, and referred to in the footnotes to this table, are holdings of shares of common stock of Bowlin Outdoor Advertising and Travel Centers Incorporated.

    NAME OF                            AMOUNT AND NATURE OF          PERCENT OF
BENEFICIAL OWNER (1)                  BENEFICIAL OWNERSHIP (2)        CLASS (3)
--------------------                  ------------------------        ---------

Michael L. Bowlin (4)                      1,687,613                    38.5%
C. Christopher Bess (5)                      488,623                    11.1%
William J. McCabe                            101,590                     2.3%
Monica A. Bowlin (6)                       1,687,613                    38.5%
The Francis W. McClure and Evelyn
 Hope McClure Revocable Trust                371,695                     8.5%
Wellington Management Company, LLP           228,000                     5.2%
All directors and executive officers
 as a group (3 persons) (4)(5)(6)          2,277,826                    51.9%

----------
*    Less than 1.0%

(1) All of the holders have an address at c/o Bowlin Travel Centers, Inc., 150 Louisiana NE, Albuquerque, NM, 87108.

(2) Unless otherwise noted and subject to community property laws, where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock as shown beneficially owned by them.

(3) The shares and percentages shown include the shares of common stock actually owned as of September 1, 2000.

(4) Includes 425,687 shares held by Mr. Bowlin's wife and 171,332 shares held by each of three daughters. Mr. Bowlin disclaims beneficial ownership of an aggregate of 513,996 of such shares, which are held by three of his daughters.

(5) Includes 48,006 shares held by Mr. Bess' wife and 26,623 shares held by Mr. Bess' minor daughter.

(6) Includes 747,930 shares held by Mrs. Bowlin's husband and 171,332 shares held by each of her three daughters. Mrs. Bowlin disclaims beneficial ownership of an aggregate of 513,996 of such shares, which are held by three of her daughters.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth information regarding the officers and directors of Bowlin Travel Centers. A summary of the background and experience of each of these individuals is set forth after the table.

Name                  Age              Position
----                  ---              --------
Michael L. Bowlin      57      Chairman of the Board, President and Chief
                               Executive Officer

C. Christopher Bess    53      Executive Vice President, Chief Operating Officer
                               and Director

William J. McCabe      49      Senior Vice President, Management Information
                               Systems and Assistant Secretary and Director

Michael L. Bowlin. Mr. Bowlin has served as Chairman of the Board and Chief Executive Officer of Bowlin since 1991 and as President since 1983. Mr. Bowlin has been employed by Bowlin since 1968. Mr. Bowlin is the past Chairman of the Board for the Outdoor Advertising Association of America and has served on the Board of Directors in various capacities for twenty years. Mr. Bowlin also served as President and a member of the Board of Directors of Stuckey's Incorporated, a restaurant and specialty store franchisor (including specialty stores located at four of the company's travel centers) from 1986 to July of 2000; however, substantially all of Mr. Bowlin's professional time is devoted to his duties at Bowlin. Mr. Bowlin holds a Bachelor's degree in Business Administration from Arizona State University.

C. Christopher Bess. Mr. Bess has served as Bowlin's Executive Vice President and Chief Operating Officer since 1983. Mr. Bess has served as a member of Bowlin's Board of Directors since 1974. During his 28 years with Bowlin, Mr. Bess has also served in such capacities as Internal Auditor, Merchandiser for Travel Center Operations, Travel Center Operations Manager and as Development Manager. Mr. Bess is a certified public accountant and holds a Bachelor's degree in Business Administration from the University of New Mexico.

William J. McCabe. Mr. McCabe has served as Bowlin's Senior Vice President, Management Information Systems since 1997 and as Assistant Secretary since 1996. Mr. McCabe served as a member of the Board of Directors from 1983 until August 1996. Prior to 1997, Mr. McCabe served as Senior Vice President - Advertising Services from 1993, Vice President of Outdoor Operations from 1988 and as Vice President of Accounting from 1984 to 1987. Mr. McCabe has been employed by

Bowlin since 1976 in such additional capacities as a Staff accountant and Controller. Mr. McCabe holds a Bachelor's degree in Business Administration from New Mexico State University.

ITEM 6. EXECUTIVE COMPENSATION.

The following table summarizes all compensation paid by Bowlin to our Chief Executive Officer and Chief Operating Officer for services rendered to Bowlin during the fiscal years ended January 31, 2000, 1999 and 1998. We have no other executive officer whose total annual salary and bonus paid to them by Bowlin exceeded $100,000. All information set forth in this table reflects compensation earned by these individuals for services with Bowlin. We anticipate that our Chief Executive Officer and Chief Operating Officer will be compensated at levels consistent with their compensation at Bowlin.

                           Summary Compensation Table

                                                                                 Long Term
                                                                                Compensation
                                                                                -------------
                                             Annual Compensation                   Awards
                              ------------------------------------------------  -------------
                                                                  Other          Securities
                                                                  Annual         Underlying       All Other
Name and Principal Position   Fiscal   Salary($)(1)  Bonus($)  Compensation($)  Options/SARs#   Compensation($)
---------------------------   ------   ------------  --------  ---------------  -------------   ---------------
Michael L. Bowlin              2000      195,000        --        17,779 (2)         --              --
Chairman of the Board,         1999      144,700        --        14,458 (2)         --              --
President & CEO                1998      136,000        --        14,535 (2)         --              --

C. Christopher Bess            2000      145,000        --         4,143 (3)         --              --
Executive Vice President,      1999       95,000        --         3,754 (3)         --              --
COO & Director                 1998       90,000        --         4,967 (3)         --              --

----------
(1) Includes amounts deferred at the election of the CEO and COO to be contributed to his 401(k) Profit Sharing Plan account.

(2) Amount for 2000 includes (i) $1,950 of Bowlin's discretionary matching contributions allocated to Mr. Bowlin's 401(k) Profit Sharing Plan account;
     (ii) $11,506 for premiums on term life, auto and disability insurance policies of which Mr. Bowlin or his wife is the owner; and (iii) $4,323 for Mr. Bowlin's use of a company owned vehicle. Amount for 1999 includes (i) $1,775 of Bowlin's discretionary matching contributions allocated to Mr. Bowlin's 401(k) Profit Sharing Plan account; (ii) $11,449 for premiums on term life, auto and disability insurance policies of which Mr. Bowlin or his wife is the owner; and (iii) $1,234 for Mr. Bowlin's use of a company owned vehicle. Amount for 1998 includes (i) $2,901 of Bowlin's discretionary matching contributions allocated to Mr. Bowlin's 401(k) Profit Sharing Plan account; (ii) $10,426 for premiums on term life, auto and disability insurance policies of which Mr. Bowlin or his wife is the owner; and (iii) $1,208 for Mr. Bowlin's use of a company owned vehicle.

(3) Amount for 2000 includes (i) $1,700 of Bowlin's discretionary matching contributions allocated to Mr. Bess' 401(k) Profit Sharing Plan account; and (ii) $2,443 for premiums on term life, auto and disability insurance policies of which Mr. Bess or his wife is the owner. Amount for 1999 includes (i) $1,775 of Bowlin's discretionary matching contributions allocated to Mr. Bess' 401(k) Profit Sharing Plan account; and (ii) $1,979 for premiums on term life, auto and disability insurance policies of which Mr. Bess or his wife is the owner. Amount for 1998 includes (i) $2,888 of Bowlin's discretionary matching contributions allocated to Mr. Bess' 401(k) Profit Sharing Plan account; and (ii) $2,079 for premiums on term life, auto and disability insurance policies of which Mr. Bess or his wife is the owner.

COMPENSATION OF DIRECTORS

Directors who are not employees of the company are entitled to receive $1,000 per each meeting of the Board of Directors, or any committee thereof, attended plus reimbursement of reasonable expenses. Currently, none of the directors is a non-employee director.

To date, no stock options have been granted to the named executive officers of the company. The company does not anticipate having a stock option plan for its directors, officers or employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Michael L. Bowlin was the President and Chairman of the Board of, and until July of 2000, a 25% stockholder in, Stuckey's Corporation ("Stuckey's"), a franchiser of restaurants and specialty stores, including specialty stores located at four of the company's travel centers. In fiscal year 2000, aggregate franchise and other related fees paid by Bowlin to Stuckey's equaled approximately $34,029. We expect to continue the relationship with Stuckey's as a stand-alone company. Bowlin did not have any other transactions during fiscal 2000 with any director, director nominee, executive officer or security holder known to Bowlin to own of record or beneficially more than five percent of Bowlin's common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeded $60,000.

ITEM 8. LEGAL PROCEEDINGS.

We anticipate that Bowlin Travel Centers will, from time to time, be involved in litigation in the ordinary course of business. Historically, Bowlin, from time to time has been involved in litigation in the ordinary course of business, including disputes involving employment claims and construction matters. Bowlin is not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on Bowlin Travel Centers.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

As of September 1, 2000, there were 1,000 shares of common stock of Bowlin Travel Centers outstanding. There are no outstanding options or warrants to purchase, or securities convertible into shares of common stock of Bowlin Travel Centers.

Currently, there is no market for the common stock of Bowlin Travel Centers. We cannot predict with any certainty what the price of shares of common stock would trade at, if traded at all, on any exchange.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

We are authorized to issue up to 10,000,000 shares of common stock, par value $.001 per share. Holders of shares of common stock are entitled to one vote per share on all matters to be voted on by stockholders and do not have cumulative voting rights. Subject to the rights of holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, and upon liquidation, dissolution, or winding up are entitled to receive all assets available for distribution to the stockholders. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of common stock are fully paid and nonassessable.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation and Bylaws provide for the company to indemnify our directors and officers to the fullest extent provided by Nevada law. Under Nevada corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. The indemnification may include expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees.

A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Nevada corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a results of such corporation law, the company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial information required by Item 13 is attached to this registration statement. The historical financial information may not be indicative of Bowlin Travel Centers' future performance and does not necessarily reflect what the financial position and results of operations of Bowlin Travel Centers would have been had it operated as a separate, stand-alone entity during the period covered.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

(a) The following financial statements are attached to this report and filed as a part thereof:

     *    Balance Sheets as of July 31, 2000, January 31, 2000 and January 31,
          1999;

     * Statements of Income and Parent's Equity in Division for fiscal years ended January 31, 2000, January 31, 1999 and January 31, 1998, and for the six-month periods ended July 31, 2000 and July 31, 1999;

     * Statements of Cash Flows for fiscal years ended January 31, 2000, January 31, 1999 and January 31, 1998, and for the six-month periods ended July 31, 2000 and July 31, 1999; and

     *    Notes to Financial Statements.

          (Information as of July 31, 2000 and for the six-month periods ended July 31, 2000 and 1999 is unaudited)

(b) Exhibits

  3.1     Form of Certificate of Incorporation of Bowlin Travel Centers, Inc.
  3.2     Bylaws of Bowlin Travel Centers, Inc.
  10.1 Management Services Agreement, between Bowlin Outdoor Advertising and Travel Centers Incorporated and Bowlin Travel Centers, dated August 1, 2000.
  10.2 Distributor Franchise Agreement, dated as of July 19, 1995, between the Registrant and CITGO Petroleum Corporation
  10.3 Distributor Sales Agreement, dated as of April 1, 1999, between the Registrant and Exxon Company, U.S.A. (a division of Exxon Corporation)
  10.8 Lease, dated as of January 12, 1987, between Janet Prince and the Registrant
  10.9 Commercial Lease, dated as of September 21, 1996, between the State of Arizona and the Registrant, as amended
  10.10 Commercial Lease, dated as of March 16, 2000, between the New Mexico Commissioner of Public Lands and the Registrant, as amended
  10.12 Lease Agreement, dated as of June 23, 1989, between the Registrant and Rex Kipp, Jr., as amended 10.13 Lease, dated as of September 29, 1983, between J.T. and Ira M. Turner and the Registrant
  10.14 Business Lease, dated as of October 1, 1996, between the Registrant and the New Mexico Commission of Public Lands
  10.15 Commercial Lease, dated as of September 21, 1996, between the Registrant and the State of Arizona, as amended
  10.19 "Dairy Queen" Operating Agreement, dated as of March 10, 1983, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ/B of Edgewood, NM, together with amendments and ancillary agreements related thereto
  10.20 "Dairy Queen" Operating Agreement, dated as of May 1, 1982, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ/B of Flying C, New Mexico, together with amendments and ancillary agreements related thereto
  10.21 "Dairy Queen" Store Operating Agreement, dated as of November 18, 1986, between Dairy Queen of Southern Arizona, Inc. and the Registrant, together with amendments and ancillary agreements related thereto
  10.22 "Dairy Queen" Operating Agreement, dated as of September 1, 1982, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ of Bluewater, New Mexico, together with amendments and ancillary agreements related thereto
  10.23 "Dairy Queen" Store Operating Agreement, dated as of February 1, 1984, between Dairy Queen of Arizona, Inc. and the Registrant, together with amendments and ancillary agreements related thereto
  10.24 "Dairy Queen" Operating Agreement, dated as of October 30, 1985, between Interstate Dairy Queen Corporation and the Registrant, as amended
  10.25 "Dairy Queen" Operating Agreement, dated as of June 7, 1989, between Interstate Dairy Queen Corporation and the Registrant d/b/a "DQ" at Butterfield Station, together with amendments and ancillary agreements related thereto
  10.26 Letter of Agreement, dated as of March 1, 1987, between Stuckey's Corporation and the Registrant confirming franchise of Benson, AZ Stuckey's Pecan Shoppe
  10.27 Franchise Agreement, dated as of February 22, 1982, between Stuckey's, Inc. and the Registrant, together with a related Personal Guaranty and Indemnity
  10.28 Credit Agreement with First Security Bank, dated as of November 10, 1998 granting the Registrant funds available in the aggregate amount of $30,000,000 Company and the Registrant
  10.29 Lease Agreement between BOWLIN Outdoor Advertising and Travel Centers Incorporated and the Registrant, dated August 1, 2000
  27      Financial Data Schedule

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BOWLIN TRAVEL CENTERS INC.
                                        (Registrant)

Date: October __, 2000                  By: /s/
     ----------------                      -------------------------------------
                                           (Signature)*

* Print name and title of the signing officer under his signature.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Bowlin Travel Centers Inc.:

We have audited the accompanying balance sheets of Bowlin Travel Centers Inc. as of January 31, 2000 and 1999, and the related statements of income and parent's equity in division, and cash flows for each of the years in the three-year period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowlin Travel Centers Inc. as of January 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                        /s/ KPMG LLP

August 15, 2000
Albuquerque, New Mexico

                           BOWLIN TRAVEL CENTERS, INC.

                                 Balance Sheets


                                                          JULY 31,        JANUARY 31,       JANUARY 31,
                                                            2000             2000             1999
                                                         -----------      -----------      -----------
                            ASSETS                       (UNAUDITED)
Current assets:
 Cash and cash equivalents                               $ 2,052,572        1,388,934        1,792,008
 Accounts receivable, net                                    259,380          558,944          726,070
 Accounts receivable - related parties                       123,567          122,121           48,412
 Inventories                                               3,444,266        3,529,690        3,684,552
 Prepaid expenses                                            229,722          105,512          181,743
 Income taxes                                                     --               --          223,976
 Notes receivable - related parties                           13,512           13,512           13,512
 Other current assets                                         23,426           13,329            9,051
                                                         -----------      -----------      -----------

         Total current assets                              6,146,445        5,732,042        6,679,324
                                                         -----------      -----------      -----------

Property and equipment, net                               10,363,964       10,760,855        9,017,149
Intangible assets, net                                       313,534          328,268          395,161
Other assets                                                 325,405          169,511           72,037
                                                         -----------      -----------      -----------

         Total assets                                    $17,149,348       16,990,676       16,163,671
                                                         ===========      ===========      ===========

           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
 Current installments of long-term debt                  $   482,926          491,701          502,487
 Accounts payable                                          1,186,396        1,218,265        1,273,155
 Accrued salaries                                            155,723          152,019          130,236
 Accrued liabilities                                         271,173          183,013          127,697
                                                         -----------      -----------      -----------

         Total current liabilities                         2,096,218        2,044,998        2,033,575

Deferred income taxes                                        610,300          592,800          229,900
Long-term debt, less current installments                  5,968,126        6,231,854        6,266,538
                                                         -----------      -----------      -----------

         Total liabilities                                 8,674,644        8,869,652        8,530,013
                                                         -----------      -----------      -----------

Parent's equity in division                                8,474,704        8,121,024        7,633,658
                                                         -----------      -----------      -----------
Commitments and contingencies (notes 6 and 7)

         Total liabilities and stockholders' equity      $17,149,348       16,990,676       16,163,671
                                                         ===========      ===========      ===========

See accompanying notes to financial statements.

                           BOWLIN TRAVEL CENTERS, INC.

              Statements of Income and Parent's Equity in Division

                                                   SIX MONTHS ENDED
                                                        JULY 31,
                                                      (UNAUDITED)                        YEARS ENDED JANUARY 31,
                                             ----------------------------     -------------------------------------------
                                                 2000             1999            2000            1999             1998
                                             ------------     -----------     -----------     -----------     -----------
Gross sales                                  $ 14,752,567      14,071,987      27,242,403      23,803,173      22,583,588
Less discounts on sales                           201,385         181,286         386,622         283,264         279,943
                                             ------------     -----------     -----------     -----------     -----------

          Net sales                            14,551,182      13,890,701      26,855,781      23,519,909      22,303,645

Cost of goods sold                             10,171,372       9,475,026      18,660,049      15,817,507      15,042,323
                                             ------------     -----------     -----------     -----------     -----------

          Gross profit                          4,379,810       4,415,675       8,195,732       7,702,402       7,261,322

General and administrative expense             (3,401,607)     (3,519,248)     (7,128,511)     (6,546,116)     (5,925,026)
Depreciation and amortization                    (376,622)       (355,187)       (719,085)       (716,640)       (467,420)
Management fee income                             102,939         103,566         207,390         186,867         183,522
Other operating income                                 --              --          30,661           7,345          35,335
                                             ------------     -----------     -----------     -----------     -----------

          Operating income                        704,520         644,806         586,187         633,858       1,087,733

Other income (expense):
  Interest income                                  57,493          48,721          95,570          85,696          48,340
  Gain on sale of property and equipment          131,235           5,816           1,024           7,180         101,770
  Gain from insurance proceeds                         --         227,362         711,805              --              --
  Interest expense                               (318,468)       (293,216)       (598,420)       (310,762)       (268,720)
                                             ------------     -----------     -----------     -----------     -----------

          Total other income (expense)           (129,740)        (11,317)        209,979        (217,886)       (118,610)
                                             ------------     -----------     -----------     -----------     -----------


          Income before income taxes              574,780         633,489         796,166         415,972         969,123
Income taxes (note 5)                             221,100         243,900         308,800         162,300         373,000
                                             ------------     -----------     -----------     -----------     -----------

Net income                                        353,680         389,589         487,366         253,672         596,123

Parent's equity in division -
  beginning of period                           8,121,024       7,633,658       7,633,658       7,379,986       6,783,863
                                             ------------     -----------     -----------     -----------     -----------
Parent's equity in division -
  end of period                              $  8,474,704       8,023,247       8,121,024       7,633,658       7,379,986
                                             ============     ===========     ===========     ===========     ===========
Pro forma earnings per share (unaudited):
  Weighted average common shares                4,390,098       4,390,098       4,390,098
                                             ============     ===========     ===========
  Basic and diluted earnings per share       $       0.08            0.09            0.11
                                             ============     ===========     ===========

See accompanying notes to financial statements.

                           BOWLIN TRAVEL CENTERS, INC.

                            Statements of Cash Flows

                                                             SIX MONTHS ENDED
                                                                 JULY 31,
                                                               (UNAUDITED)                YEARS ENDED JANUARY 31,
                                                        ------------------------   -------------------------------------
                                                            2000         1999         2000          1999          1998
                                                        -----------   ----------   ----------    ----------   ----------
Cash flows from operating activities:
 Net income                                             $   353,680      389,589      487,366       253,672      596,123
 Adjustments to reconcile net income to
  net cash from operating activities:
  Depreciation and amortization                             376,622      355,187      719,085       716,640      467,420
  Income from partnership investment                             --           --       (1,408)       (3,025)          --
  Gain on sale of assets                                   (131,235)      (5,816)      (1,024)       (7,180)    (101,770)
  Gain from insurance proceeds                                   --     (227,362)    (711,805)           --           --
  Deferred income taxes                                      17,500      154,300      362,900        81,300      106,100
  Changes in operating assets and liabilities:
   Accounts receivable                                      298,118      114,007       93,417      (595,942)      14,667
   Inventories                                               85,424      151,635      154,862      (530,864)    (445,195)
   Prepaid expenses and other                              (128,633)      77,806       71,953       (74,859)     (13,251)
   Accounts payable and accrued liabilities                  59,995      378,341       22,209        82,259      104,877
   Income taxes                                                  --      223,976      223,976      (151,583)    (217,365)
                                                        -----------   ----------   ----------    ----------   ----------
        Net cash from operating activities                  931,471    1,611,663    1,421,531      (229,582)     511,606
                                                        -----------   ----------   ----------    ----------   ----------
Cash flows from investing activities:
 Capital received from (contributed to) partnership              --           --       21,400            --       (4,205)
 Proceeds from sale of assets                               202,428       16,000      138,828        13,413      231,147
 Proceeds from insurance                                         --      599,332    1,086,865            --           --
 Purchases of property and equipment                       (204,939)  (1,723,853)  (2,908,762)   (2,060,507)  (1,774,280)
 Franchise fee payments                                          --           --           --       (25,000)          --
 Notes receivable, net                                        7,181        2,625     (117,466)       43,196        6,168
                                                        -----------   ----------   ----------    ----------   ----------
        Net cash from investing activities                    4,670   (1,105,896)  (1,779,135)   (2,028,898)  (1,541,170)
                                                        -----------   ----------   ----------    ----------   ----------
Cash flows from financing activities:
 Payments on long-term debt                                (272,503)    (231,946)    (821,670)     (611,151)    (372,983)
 Payments for debt issuance costs                                --           --           --      (294,868)          --
 Proceeds from borrowings                                        --      250,000      776,200     4,311,802      255,000
                                                        -----------   ----------   ----------    ----------   ----------
        Net cash from financing activities                 (272,503)      18,054      (45,470)    3,405,783     (117,983)
                                                        -----------   ----------   ----------    ----------   ----------
Net increase (decrease) in cash and cash equivalents        663,638      523,821     (403,074)    1,147,303   (1,147,547)
Cash and cash equivalents at beginning of period          1,388,934    1,792,008    1,792,008       644,705    1,792,252
                                                        -----------   ----------   ----------    ----------   ----------
Cash and cash equivalents at end of period              $ 2,052,572    2,315,829    1,388,934     1,792,008      644,705
                                                        ===========   ==========   ==========    ==========   ==========
Supplemental disclosure of cash flow information:
 Non-cash investing activities - Sale of property
  and equipment in exchange for note receivable         $   168,749           --           --            --           --
                                                        ===========   ==========   ==========    ==========   ==========
 Interest paid                                          $   318,468      293,216      618,105       291,944      269,589
                                                        ===========   ==========   ==========    ==========   ==========
 Income taxes paid                                      $   203,600     (134,376)    (270,376)      232,583      484,265
                                                        ===========   ==========   ==========    ==========   ==========

See accompanying notes to financial statements.

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
             (information as of July 31, 2000 and for the six months
                   ended July 31, 2000 and 1999 is Unaudited)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  DESCRIPTION OF BUSINESS

          Bowlin Travel Centers Inc. (BTC or the Company) is located in Albuquerque, New Mexico. For all periods presented in these financial statements, the Company has operated as a separate division of Bowlin Outdoor Advertising & Travel Centers, Inc. (BOATC), a public company traded on the American Stock Exchange.

          On August 8, 2000, the Company was incorporated in the state of Nevada. BTC's articles of incorporation authorize 10,000,000 shares of common stock ($.001 par value) and 1,000,000 shares of preferred stock ($.001 par value) which can be issued at the discretion of the Board of Directors.

          The Company is a wholly-owned subsidiary of BOATC. Inter-company transactions have generally been limited to management fees, federal and state income tax allocations, cash advances and cash distributions and are recorded and funded through an inter-company receivable/payable account.

          The Company's principal business activities include the operation of full-service travel centers and restaurants which offer brand name food and gasoline, and a unique variety of Southwestern merchandise to the traveling public in the Southwestern United States.

     (b)  CASH AND CASH EQUIVALENTS

          The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     (c)  INVENTORIES

          Inventories consist primarily of merchandise and gasoline for resale and are stated at the lower of cost or market value, with cost being determined using the first-in, first-out (FIFO) method.

     (d)  PROPERTY AND EQUIPMENT

          Property and equipment are carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to property and equipment are capitalized. Depreciation is provided by the Company using primarily straight-line, as well as accelerated methods.

     (e)  INTANGIBLE ASSETS

          Debt issuance costs are deferred and amortized over the terms of the respective borrowings on a straight-line basis for the revolving portion and the interest method for the term note portion. Franchise fees are amortized on a straight-line basis over the shorter of the life of the related franchise agreements or the periods estimated to be benefited, ranging from fifteen to twenty-five years.

     (f)  SALES AND COST RECOGNITION

          Sales of merchandise are recognized at the time of sale and the associated costs of the merchandise are included in cost of sales.

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
             (information as of July 31, 2000 and for the six months
                   ended July 31, 2000 and 1999 is Unaudited)

     (g)  INCOME TAXES

          The Company is included in the federal income tax return of BOATC. The Company's U.S. federal and state income tax liabilities are computed as if BTC filed separate tax returns.

          Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (h)  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
          OF

          The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.

     (i)  FINANCIAL INSTRUMENTS

          The Company's financial instruments are cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued liabilities, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued liabilities, and long-term debt approximate fair value.

     (j)  USE OF ESTIMATES

          Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (k)  PRO FORMA EARNINGS PER SHARE

          Pro forma earnings per share of common stock, both basic and diluted, are computed by dividing net income by the weighted average common shares outstanding for the Company's parent, BOATC. Diluted earnings per share is calculated in the same manner as basic earnings per share as there were no dilutive potential securities outstanding for all periods presented.

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
             (information as of July 31, 2000 and for the six months
                   ended July 31, 2000 and 1999 is Unaudited)

(2)  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                        ESTIMATED       JULY 31,    JANUARY 31,   JANUARY 31,
                                       LIFE (YEARS)       2000         2000          1999
                                       ------------   -----------   -----------   -----------
     Land                                   --        $ 2,470,861     2,610,341     1,954,218
     Buildings and improvements          10 - 40        8,150,829     8,203,173     6,309,657
     Machinery and equipment              3 - 10        6,328,961     6,653,358     5,736,501
     Autos, trucks and mobile homes       3 - 10        1,425,321     1,451,987     1,394,915
     Billboards                          15 - 20        1,050,500       951,026       827,570
                                         =======      -----------   -----------   -----------

        Subtotal, at cost                              19,426,472    19,869,885    16,222,861
     Less accumulated depreciation                     (9,114,942)   (9,129,271)   (8,597,517)
     Construction in progress                              52,434        20,241     1,391,805
                                                      -----------  ------------   -----------
                                                      $10,363,964    10,760,855     9,017,149
                                                      ===========  ============   ===========

     In May 2000, the Company sold certain assets, including land and equipment, to a third party for $25,000 cash and a note receivable for $400,000. The note receivable has a stated rate of interest of 8 percent and is payable in annual installments of $37,500 through 2004 with the balance due in 2005. The assets sold had a carrying value of $170,258 and the costs incurred to sell the assets was $6,043. The gain on the sale of the property was $248,699, of which $14,625 was recognized initially and $234,074 was deferred and will be recognized into income using the installment method as payments are received. The deferred gain is reflected as a reduction to the note receivable in the accompanying balance sheet.

     Through January 31, 2000, the Company received proceeds from insurance totaling $1,086,865 to replace assets destroyed by a fire at the Company's headquarters during November 1998 which resulted in recognition of a $711,805 gain.

(3)  INTANGIBLE ASSETS

     Intangible assets, at cost, consist of the following:

                                           JULY 31,    JANUARY 31,  JANUARY 31,
                                            2000          2000         1999
                                          ---------     --------     --------
     Franchise fees                       $ 183,000      183,000      234,500
     Debt issuance costs                    295,267      295,267      294,668
                                          ---------     --------     --------

                                            478,267      478,267      529,168
     Less accumulated amortization         (164,733)    (149,999)    (134,007)
                                          ---------     --------     --------
     Intangible assets, net               $ 313,534      328,268      395,161
                                          =========     ========     ========

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
             (information as of July 31, 2000 and for the six months
                   ended July 31, 2000 and 1999 is Unaudited)


(4)  LONG-TERM DEBT

     Long-term debt is as follows:

                                                             JULY 31,      JANUARY 31,   JANUARY 31,
                                                               2000           2000          1999
                                                            ---------      ---------      ---------
Due bank, maturity November 2005, variable interest
 (8.50% at January 31, 2000), monthly installments
 of $34,347, secured by buildings and equipment            $2,570,493      2,661,329      2,846,007

Due bank, maturity October 2013, variable interest
 (8.50% at January 31, 2000), monthly installments
 of $9,860, secured by land and buildings
Due bank, maturity October 2013, variable interest
 (8.50% at January 31, 2000), monthly installments
 of $6,329, secured by land and buildings                     925,698        941,732        978,428

Due bank, maturity January 2005, variable interest
 at index rate (8.00% at January 31, 2000), monthly
 installments of $4,818 secured by buildings and
 equipment                                                    547,151        606,494        629,740

Due bank, maturity May 2005, variable interest at
 index rate plus .5 (8.50% at January 31, 2000),
 monthly installments of $8,614, secured by
 buildings and equipment                                      460,011        467,501        486,355

Due banks and other financing companies, with
 maturity dates ranging from 2000 to 2013. Most bear
 interest at adjustable rate of 7.75% with certain
 fixed rate notes at 8.9%. Monthly payments totaling
 $19,188. Secured by land, buildings, equipment, and
 inventories                                                  713,923        732,194        774,006

Due  individuals,  various  payment  schedules  with
 maturity  dates  in  2003,   including  interest
 ranging from 8.00% to 10.00%.  Monthly  payments
 totaling $3,818.  Secured by land and buildings            1,114,104      1,177,768        886,256


                                                              119,672        136,537        168,233
                                                           ----------     ----------     ----------
                                                            6,451,052      6,723,555      6,769,025

Less current maturities                                       482,926        491,701        502,487
                                                           ----------      ---------      ---------
                                                           $5,968,126      6,231,854      6,266,538
                                                           ==========      =========      =========

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
             (information as of July 31, 2000 and for the six months
                   ended July 31, 2000 and 1999 is Unaudited)


     Future maturities of long-term debt for the years ending January 31 are as follows:


              2001                                $  491,701
              2002                                   528,349
              2003                                   554,293
              2004                                   524,976
              2005                                   476,743
              Thereafter                           4,147,493
                                                  ----------

                   Total                          $6,723,555
                                                  ==========

     On November 10, 1998, the Company entered into a credit agreement with one of its existing lenders for a new term note in the amount of $2,884,000 which was used to refinance existing borrowings and provide funds for working capital.

(5)  INCOME TAXES

     Income taxes consist of the following for the years ended January 31:

                                    CURRENT         DEFERRED          TOTAL
                                   ---------        --------        --------
       2000:
           U.S. Federal            $ (45,000)        302,300         257,300
           State and local            (9,100)         60,600          51,500
                                   ---------        --------        --------
                                   $ (54,100)        362,900         308,800
                                   =========        ========        ========
       1999:
           U.S. Federal            $  67,500          67,700         135,200
           State and local            13,500          13,600          27,100
                                   ---------        --------        --------
                                   $  81,000          81,300         162,300
                                   =========        ========        ========
       1998:
           U.S. Federal            $ 222,400          88,400         310,800
           State and local            44,500          17,700          62,200
                                   ---------        --------        --------
                                   $ 266,900         106,100         373,000
                                   =========        ========        ========

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
             (information as of July 31, 2000 and for the six months
                   ended July 31, 2000 and 1999 is Unaudited)


     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pre-tax income as a result of the following for the years ended January 31:

                                                2000         1999         1998
                                              --------      -------      -------
     Computed "expected" tax                  $270,696      141,430      329,502
     State income taxes, net of federal
      tax benefit                               34,014       17,872       41,084
     Other                                       4,090        2,998        2,414
                                              --------      -------      -------
     Total                                    $308,800      162,300      373,000
                                              ========      =======      =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at January 31:

                                                             2000          1999
                                                           --------      -------
     Deferred tax assets:
       Compensated absences, principally due to
        accrual for financial reporting purposes           $ 37,519       15,056
       Other                                                     --        7,800
                                                           --------      -------

         Total gross deferred tax assets                     37,519       22,856
     Less valuation allowance                                    --           --
                                                           --------      -------

         Net deferred tax assets                             37,519       22,856
                                                           --------      -------
     Deferred tax liabilities:
       Property and equipment, principally due to
         differences in depreciation                        625,375      247,436
       Other                                                  4,944        5,320
                                                           --------      -------

         Total gross deferred liabilities                   630,319      252,756
                                                           --------      -------

         Net deferred tax liability                        $592,800      229,900
                                                           ========      =======

     There was no valuation allowance for deferred tax assets as of February 1, 1999, 1998 or 1997. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
             (information as of July 31, 2000 and for the six months
                   ended July 31, 2000 and 1999 is Unaudited)


(6)  PROFIT SHARING PLAN

     The Company maintains a qualified defined contribution profit sharing plan that covers substantially all employees. The plan year end is December 31. The elected salary reduction is subject to limits as defined by the Internal Revenue Code. The Company provides a matching contribution and additional discretionary contributions as determined by resolution of the board of directors. Legal and accounting expenses related to the plan are absorbed by the Company. The Company's contributions to the profit sharing plan were $42,237, $29,083 and $37,386 in fiscal 2000, 1999 and 1998, respectively.

(7)  COMMITMENTS AND CONTINGENCIES

     The Company leases land at several of its retail operating locations. Included in general and administrative expenses in the accompanying statements of income and parent's equity in division is rental expense for these land leases of $419,176, $370,761 and $306,283 for the years ended January 31, 2000, 1999 and 1998, respectively. The Company also leases land where several of its retail billboards are located and rent expense for these leases was $91,148, $43,809 and $54,099 for the years ended January 31, 2000, 1999 and 1998, respectively.

     The leasing agreements for the various locations include 5-35 year leases with remaining lives on those leases ranging from approximately 5-25 years at January 31, 2000. Renewal options vary, with the most extensive including three 5-year renewal options. Contingent rentals are generally based on percentages of specified gross receipts. Several leases include terms for computation of rent expense as the greater of a percent of gross receipts or a percent of land value as defined by the lease. In most cases, the Company is responsible for certain repairs and maintenance, insurance, property taxes or property tax increases, and utilities.

     Future minimum rental payments under these leases are as follows:

          YEAR ENDING JANUARY 31:
          -----------------------
          2001
                                                  $ 151,383
          2002                                      132,783
          2003                                      128,783
          2004                                       98,783
          2005                                       98,233
          Thereafter                                383,733
                                                  ---------
                    Total                         $ 993,698
                                                  =========

(8)  RELATED PARTY TRANSACTIONS

     Notes receivable - related parties consist of the following:

                                          JULY 31,    JANUARY 31,  JANUARY 31,
                                            2000         2000         1999
                                          --------     -------      -------
      Stockholder, plus interest at
        7%, unsecured                     $ 10,012      10,012       10,012
      Employees, receivable in annual
        installments totaling $875
        plus interest at 10%, unsecured      3,500       3,500        3,500
                                          --------     -------      -------
      Total                               $ 13,512      13,512       13,512
                                          ========     =======      =======

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
             (information as of July 31, 2000 and for the six months
                   ended July 31, 2000 and 1999 is Unaudited)


     The Company and BOATC have entered into an agreement whereby the Company is reimbursed for certain corporate general and administrative functions performed on behalf of BOATC. These fees are included in the caption "management fees" in the accompanying statements of income and parent's equity in division and they include treasury, accounting, tax, human resources, and other support services. Management fees receivable from BOATC are based on actual amounts incurred on behalf of BOATC as well as a proportionate amount of the Company's general and administrative expenses determined based on the level of effort necessary to provide such services. While Company management has no practical means to estimate the costs that would not have been received for such services had it been a stand-alone company, management believes the amount of such allocations are reasonable. However, BOATC may discontinue such cost sharing in the future which would have the effect of reducing BTC's net income and earnings per share to the pro forma (unaudited) amounts that follow:

                                                                     PRO FORMA
                                                                     EXCLUDING
                                             AS        MANAGEMENT    MANAGEMENT
     UNAUDITED                            REPORTED        FEE           FEE
                                          ---------    ---------    -----------
     Net income:
       Year ended January 31, 2000        $ 487,366     (207,390)      279,976
       Six months ended July 31, 2000       353,680     (102,939)      250,741
                                          ---------    ---------     ---------
     Pro forma earnings per share:
       Year ended January 31, 2000        $    0.11        (0.05)         0.06
       Six months ended July 31, 2000          0.08        (0.02)         0.06
                                          ---------    ---------     ---------

     An individual who is an officer and stockholder in the Company is also an officer and stockholder in Stuckey's Corporation (Stuckey's). The Company paid Stuckey's franchise fees for four stores in the amount of $34,029, $36,356 and $35,690 for the years ended January 31, 2000, 1999 and 1998, respectively. Franchise fees are included in general and administrative expenses in the accompanying statements of income and parent's equity in division.

     During the years ended January 31, 2000, 1999 and 1998, wholesale gasoline distribution sales totaling $1,328,418, $1,227,681 and $916,733 were sold to a Stuckey's franchise travel center not owned by the Company. The travel center is owned by the daughter of an individual who is a stockholder in the Company.

                                  EXHIBIT INDEX

Exhibit                            Description
-------                            -----------

3.1       Form of Certificate of Incorporation of Bowlin Travel Centers, Inc.
3.2       Bylaws of Bowlin Travel Centers, Inc.
10.1 Management Services Agreement, between Bowlin Outdoor Advertising and Travel Centers Incorporated and Bowlin Travel Centers, dated August 1, 2000.
10.6 Distributor Franchise Agreement, dated as of July 19, 1995, between the Registrant and CITGO Petroleum Corporation
10.7 Distributor Sales Agreement, dated as of April 1, 1999, between the Registrant and Exxon Company, U.S.A. (a division of Exxon Corporation)
10.8      Lease, dated as of January 12, 1987, between Janet Prince and the
          Registrant
10.9 Commercial Lease, dated as of September 21, 1996, between the State of Arizona and the Registrant, as amended
10.10 Commercial Lease, dated as of March 16, 2000, between the New Mexico Commissioner of Public Lands and the Registrant, as amended
10.12 Lease Agreement, dated as of June 23, 1989, between the Registrant and Rex Kipp, Jr., as amended
10.13 Lease, dated as of September 29, 1983, between J.T. and Ida M. Turner and the Registrant
10.14 Business Lease, dated as of October 1, 1996, between the Registrant and the New Mexico Commission of Public Lands
10.15 Commercial Lease, dated as of September 21, 1996, between the Registrant and the State of Arizona, as amended
10.19 "Dairy Queen" Operating Agreement, dated as of March 10, 1983, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ/B of Edgewood, NM, together with amendments and ancillary agreements related thereto
10.20 "Dairy Queen" Operating Agreement, dated as of May 1, 1982, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ/B of Flying C, New Mexico, together with amendments and ancillary agreements related thereto
10.21 "Dairy Queen" Store Operating Agreement, dated as of November 18, 1986, between Dairy Queen of Southern Arizona, Inc. and the Registrant, together with amendments and ancillary agreements related thereto
10.22 "Dairy Queen" Operating Agreement, dated as of September 1, 1982, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ of Bluewater, New Mexico, together with amendments and ancillary agreements related thereto
10.23 "Dairy Queen" Store Operating Agreement, dated as of February 1, 1984, between Dairy Queen of Arizona, Inc. and the Registrant, together with amendments and ancillary agreements related thereto
10.24 "Dairy Queen" Operating Agreement, dated as of October 30, 1985, between Interstate Dairy Queen Corporation and the Registrant, as amended
10.25 "Dairy Queen" Operating Agreement, dated as of June 7, 1989, between Interstate Dairy Queen Corporation and the Registrant d/b/a "DQ" at Butterfield Station, together with amendments and ancillary agreements related thereto
10.26 Letter of Agreement, dated as of March 1, 1987, between Stuckey's Corporation and the Registrant confirming franchise of Benson, AZ Stuckey's Pecan Shoppe
10.27 Franchise Agreement, dated as of February 22, 1982, between Stuckey's, Inc. and the Registrant, together with a related Personal Guaranty and Indemnity
10.28 Credit Agreement with First Security Bank, dated as of November 10, 1998 granting the Registrant funds available in the aggregate amount of $30,000,000 Company and the Registrant
10.29 Lease Agreement between Bowlin Outdoor Advertising and Travel Centers Incorporated and the Registrant, dated August 1, 2000
27        Financial Data Schedule